UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Registration No. 001-38208

Dragon Victory International Limited

Suite B1-901, No.198, Qidi Road,
Xiaoshan District, Hangzhou, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

As disclosed in the registration statement on Form F-1 filed by Dragon Victory International Limited, a Cayman Islands company (the “Company”) with the SEC on December 6, 2016, on August 19, 2016, Hangzhou Yuyao Nework Technology Co., Ltd. ( “WFOE I”), a wholly owned subsidiary of the Company entered into a series of contractual arrangements, also known as the VIE Agreements, with Hangzhou Long Yun Network Technology Co., Ltd. (“Long Yun”), a limited liability company organized under the laws of the People's Republic of China (“PRC”) and Long Yun’s shareholders. The VIE Agreements were designed to provide WFOE I with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Long Yun, including absolute control rights and the rights to the assets, property and revenue of Long Yun.

Effective March 20, 2018, WFOE I, Long Yun and Long Yun’s shareholders executed a Termination Agreement to the Exclusive Business Cooperation Agreement, Termination Agreement to the Share Pledge Agreement, Termination Agreement to the Exclusive Option Agreement and Termination Agreement to the Powers of Attorney that terminated each a of the VIE Agreements, including the Exclusive Business Cooperation Agreement, Exclusive Option Agreement, Share Pledge Agreement and the Powers of Attorney. The Termination Agreement to the Exclusive Business Cooperation Agreement, Termination Agreement to the Share Pledge Agreement, Termination Agreement to the Exclusive Option Agreement and Termination Agreement to the Powers of Attorney are filed hereto as Exhibits 10.1 to 10.5.

As a result of entering into such Termination Agreements, WFOE I will no longer be the sole equity holder of Long Yun and will have no control rights and no rights to the assets, property and revenue of Long Yun. The Company is in the process of dissolving WFOE I.

On March 20, 2018, Hangzhou Dacheng Investment Management Co., Ltd. (“WFOE II”), a newly formed wholly owned subsidiary of the Company, entered into a series of contractual arrangements (the “New VIE Agreements”) with Long Yun and its shareholders. The New VIE agreements are designed to provide WFOE II (which replaced WFOE I) with the power, rights and obligations equivalent in all respects to those it would possess as the sole equity holder of Long Yun, including absolute control rights and the rights to the assets, property and revenue of Long Yun. There is no change to Long Yun’s capital structure.

The Company decided to replace WFOE I with WFOE II in order to take full advantage of certain preferential tax treatments and subsidies granted by the local government of Shangcheng District of Hangzhou, Zhejiang province, where WFOE II was incorporated.

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The following chart illustrates the new corporate structure as of the date of this report:

Dragon Victory International Limited
Cayman Islands, 2015
100%
Sweet Lollipop Co. Ltd.
British Virgin Islands, 2014
100%
Longyun International Holdings Limited
Hong Kong, 2015
100%
Offshore
Onshore
Hangzhou Yuyao Network Technology Co. Ltd.
("WFOE I") PRC. 2016
Hangzhou Dacheng Investment Management Co. Ltd.
("WFOE II") PRC 2017
VIE
Hangzhou Longyun Network Technology Co. Ltd.
("Long Yun", VIE) PRC 2014

The New VIE Agreements enable the Company to continue:

●	exercising control over Long Yun, our VIE Entity in the PRC;

●	having the exposure or rights to variable returns from its involvement with Long Yun; and

●	exercising the ability to affect those returns through use of its control over Long Yun.

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The sole business of WFOE II is to provide Long Yun with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee approximately equal to the net income of Long Yun. Long Yun, on the other hand, has been granted a business scope different from WFOE to enable it to provide internet crowdfunding, and incubation management service and function as a financing channel for small and micro businesses.

The following is a summary of the material provisions of the New VIE Agreements.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Long Yun and WFOE II, WFOE II provides Long Yun with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Long Yun granted an irrevocable and exclusive option to WFOE II to purchase from Long Yun, any or all of Long Yun’s assets at the lowest purchase price permitted under PRC law. Should WFOE II exercise such option, WFOE II, Long Yun and its shareholders shall enter into a separate asset transfer or similar agreement. For services rendered to Long Yun by WFOE II under the Exclusive Business Cooperation Agreement, WFOE II is entitled to collect a service fee calculated based on the amount time spent by WFOE II to render such services, multiplied by the corresponding billing rate of WFOE II, plus a services fee determined by the board of directors of WFOE II based on the value of the services rendered by WFOE II and taking into account the actual net income of Long Yun.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by WFOE II with 30-day prior notice. Long Yun does not have the right to terminate the agreement unilaterally. WFOE II may unilaterally extend the term of the Exclusive Business Cooperation Agreement with prior written notice.

The CEO and president of WFOE II, Mr. Jianjun Sun, will effectively be managing Long Yun pursuant to the terms of the Exclusive Business Cooperation Agreement. WFOE II has absolute authority relating to the management of Long Yun, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions, provided, however, that the audit committee of the Company is required to review and approve in advance any related party transactions, including transactions involving WFOE II or Long Yun.

Share Pledge Agreement

Under the Share Pledge Agreement between Mr. Yu Han, and Ms. Koulin Han, together holding 100% of the shares of Long Yun (“Long Yun Shareholders”) and WFOE II, the Long Yun Shareholders pledged all of their equity interests in Long Yun to WFOE II to guarantee the performance of Long Yun’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, should Long Yun or the Long Yun Shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE II, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Long Yun Shareholders also agreed that upon the occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE II is entitled to dispose of the pledged equity interest in accordance with applicable PRC law. The Long Yun Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE II’s interest.

The Share Pledge Agreement shall be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Long Yun. WFOE II shall cancel or terminate the Share Pledge Agreement upon Long Yun’s full payment of all fees payable under the Exclusive Business Cooperation Agreement.

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The Share Pledge Agreement serves several functions: (1) guarantee the performance of Long Yung’s obligations under the Exclusive Business Cooperation Agreement, (2) ensure the Long Yung Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE II’s interests without WFOE II’s prior written consent, and (3) provide WFOE II control over Long Yun. In the event Long Yun or the Long Yun Shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE II will be entitled to foreclose on the Long Yun Shareholders’ equity interests in Long Yun and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in Long Yun and in this situation, WFOE II may terminate the VIE agreements after acquisition of all equity interests in Long Yun or form new VIE structure with the third parties designated by WFOE II; or (2) dispose of the pledged equity interests retain the proceeds from such sale. In the event of such a sale of the pledged equity interests, the VIE structure evidenced by the New VIE Agreements will be terminated.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Long Yun Shareholders irrevocably granted WFOE II (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Long Yun. The option price is equal to the capital paid in by the Long Yun Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of the date of this report, if WFOE II exercised such option, the aggregate option exercise price that would be paid to the Long Yun Shareholders would be approximately $1.5 million, which is the aggregate registered capital of Long Yun. The option exercise price may increase in in the event the Long Yun Shareholders make additional capital contributions to Long Yun.

The Exclusive Option Agreement, together with the Share Pledge Agreement and the Power of Attorney, enable WFOE II to exercise effective control over Long Yun.

The Exclusive Option Agreement remains effective for a term of ten years and may be renewed at WFOE II’s election.

Powers of Attorney

Under the Powers of Attorney, each of the Long Yun Shareholders authorizes WFOE II to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Long Yun.

Although it is not explicitly stipulated in the Powers of Attorney, the term of the Powers of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

Each Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution, so long as the applicable Long Yun Shareholder is a shareholder of Long Yun.

The above referenced new VIE Agreements are qualified in their entireties by reference to the complete text, as applicable, of the Exclusive Business Cooperation Agreement, Share Pledge Agreement, Exclusive Option Agreement and the Powers of Attorney, which are filed hereto as Exhibits 10.6 to 10.10.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited
Date: March 26, 2018
	By:	/s/ Xiaohua Gu
		Name:	Xiaohua Gu
		Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Exhibit
Exhibit 10.1	English translation of the Termination Agreement to the Exclusive Business Cooperation Agreement by and among WFOE I, Long Yun and its shareholders, dated March 20, 2018

Exhibit 10.2	English translation of the Termination Agreement to the Share Pledge Agreement by and among WFOE I, Long Yun and its shareholders, dated March 20, 2018

Exhibit 10.3	English translation of the Termination Agreement to the Exclusive Option Agreement by and among WFOE I, Long Yun and its shareholders, dated March 20, 2018

Exhibit 10.4	English translation of the Termination Agreement to the Power of Attorney from Ms. Koulin Han, dated March 20, 2018

Exhibit 10.5	English translation of the Termination Agreement to the Power of Attorney from Mr. Yu Han, dated March 20, 2018

Exhibit 10.6	English translation of the Exclusive Business Cooperation Agreement by and among WFOE II, Long Yun and its shareholders, dated March 20, 2018

Exhibit 10.7	English translation of the Share Pledge Agreement by and among WFOE II, Long Yun and its shareholders, dated March 20, 2018

Exhibit 10.8	English translation of the Exclusive Option Agreement by and among WFOE II, Long Yun and its shareholders, dated March 20, 2018

Exhibit 10.9	English translation of the Power of Attorney from Ms. Koulin Han, dated March 20, 2018

Exhibit 10.10	English translation of the Power of Attorney from Mr. Yu Han, dated March 20, 2018

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